Brightcove Inc.

281 Summer Street

Boston, Massachusetts 02210

August 8, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Brightcove Inc. - Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-269969)

Reference is made to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) by Brightcove Inc. (the “Registrant”), on February 23, 2023 (File No. 333-269969) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not offered or sold, and will not sell, any securities under the Registration Statement. As a result, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant requests that in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Aaron Berman of Goodwin Procter LLP at (617) 570-1917.

Sincerely,

Brightcove Inc.

/s/ Marc DeBevoise
Marc DeBevoise
Chief Executive Officer

cc:	Joseph C. Theis

Goodwin Procter LLP

Aaron Berman

Goodwin Procter LLP